SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

 Enclosure: Press Release - Copa Holdings Reports Earnings of US$30.4 Million and EPS of US$0.70 for 2Q08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 08/14/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO

Copa Holdings Reports Earnings of US$30.4 Million and EPS of US$0.70 for 2Q08

PANAMA CITY, Aug. 14 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the second quarter of 2008 (2Q08). The terms “Copa Holdings" or "the Company" refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with US GAAP. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2007 (2Q07).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net income of US$30.4 million for 2Q08, or diluted earnings per share (EPS) of US$0.70, as compared to net income of US$30.9 million or diluted EPS of US$0.71 in 2Q07.

•
Operating income for 2Q08 came in at US$31.2 million, as compared to operating income of US$39.0 million for 2Q07.  Operating margin decreased from 16.6% to 10.5%, maintaining its position among the world’s most profitable airlines. These strong results were achieved despite US$37.0 million in additional fuel costs as a result of a 56% increase in the all-in average price per gallon of jet fuel.

•
In 2Q08, total revenues increased to US$297.9 million, representing growth of 26.6%, on an 11.3% capacity expansion. Yield per passenger mile increased 9.6% to 18.0 cents and operating revenue per available seat mile (RASM) increased 13.7% to 14.2 cents.

•
Revenue passenger miles (RPMs) increased 15.8% from 1.35 billion in 2Q07 to 1.56 billion in 2Q08, and available seat miles (ASMs) increased 11.3% from 1.88 billion in 2Q07 to 2.09 billion in 2Q08, with the Copa Airlines segment increasing 17.2% year-over-year and Aero Republica decreasing 10.2%, mainly as a result of its down-gauge to an Embraer-190 fleet.

•	Consolidated load factor increased 2.9 percentage points to 74.5%, driven by a year-over-year load factor improvement at both Copa Airlines and Aero Republica.

•
Operating cost per available seat mile (CASM) increased 22.1%, from 10.4 cents in 2Q07 to 12.7 cents in 2Q08. CASM, excluding fuel costs, increased 6.9% from 7.3 cents in 2Q07 to 7.8 cents in 2Q08, mainly due to an increase in Aero Republica’s unit costs driven by timing of maintenance events, Colombian currency appreciation and down-gauging to an Embraer-190 fleet.

•	Liquidity including cash, short term and long term investments plus committed credit lines ended the quarter at US$347.2 million, representing 30% of last twelve months revenues.

•
On May 24, Aero Republica continued its international expansion by initiating new direct daily service to Caracas, Venezuela, from the Colombian cities of Bogota and Medellin. Aero Republica currently provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas from the cities of Bogota, Bucaramanga, Cali, Cartagena and Medellin.

•
On June 30, Copa Airlines announced that it will begin service from Panama and connecting cities to Belo Horizonte, Brazil, beginning August 21, 2008. More recently, Copa Airlines announced new service to three additional destinations: Oranjestad (Aruba), Valencia (Venezuela) and Santa Cruz (Bolivia). By year-end, Copa Airlines' network is expected to serve 45 destinations in 24 countries in the Americas.

•
During the second quarter, Copa Airlines took delivery of three aircraft, two Embraer-190’s and one Boeing 737-800, ending the quarter with 40 aircraft. Copa Holdings ended the second quarter with a consolidated fleet of 53 aircraft.

•	For 2Q08, Copa Airlines reported an on-time performance of 89.3% and a flight-completion factor of 99.7%, maintaining its position among the best in the industry.

Consolidated Financial & Operating Highlights	2Q08	2Q07	% Change	1Q08	% Change
RPMs (millions)	1,559	1,346	15.8%	1,619	-3.8%
ASMs (mm)	2,093	1,880	11.3%	2,077	0.8%
Load Factor	74.5%	71.6%	2.9 p.p.	78.0%	-3.5 p.p.
Yield	18.0	16.4	9.6%	17.3	4.1%
PRASM (cents)	13.4	11.8	14.1%	13.5	-0.5%
RASM (cents)	14.2	12.5	13.7%	14.2	-0.1%
CASM (cents)	12.7	10.4	22.1%	11.8	8.4%
CASM Excl. Fuel (cents)	7.8	7.3	6.9%	7.7	0.9%
Breakeven Load Factor	64.6%	59.3%	5.3 p.p.	64.6%	0.0 p.p.
Operating Revenues (US$ mm)	297.9	235.3	26.6%	295.9	0.7%
EBITDAR (US$ mm) (1)	66.7	61.7	8.1%	75.9	-12.1%
EBITDAR Margin (1)	22.4%	26.2%	-3.8 p.p.	25.6%	-3.2 p.p.
Operating Income (US$ mm)	31.2	39.0	-20.0%	51.7	-39.7%
Operating Margin	10.5%	16.6%	-6.1 p.p.	17.5%	-7.0 p.p.
Net Income (US$ mm)	30.4	30.9	-1.5%	39.5	-23.0%
Net Margin	10.2%	13.1%	-2.9 p.p.	13.3%	-3.1 p.p.
EPS - Basic (US$)	0.70	0.72	-2.4%	0.92	-23.3%
EPS - Diluted (US$)	0.70	0.71	-1.5%	0.91	-23.0%
Weighted Avg. # of Shares - Basic (000)	43,195	42,817	0.9%	42,985	0.5%
Weighted Avg. # of Shares - Diluted (000)	43,465	43,502	-0.1%	43,433	0.1%

(1) EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However, EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDAR to consolidated net income is attached to this press release.

 MANAGEMENT’S COMMENTS ON 2Q08 RESULTS

Copa Holdings second quarter performance once again highlighted the company’s ability to deliver strong earnings, despite a record fuel price environment. For 2Q08 the company recorded operating income of US$31.2 million and net income of US$30.4 million. Operating margin decreased 6.1 percentage points from 16.6% to 10.5%, as a result of increased fuel prices.

Total revenues increased 26.6% during the quarter, significantly outpacing capacity expansion of 11.3%, which led to an 11.7% increase in revenues per ASM (RASM) from 12.5 cents to 14.2 cents. Passenger revenues, which represented 94% of total revenues, increased 27.0% to US$280.9 million, due to an 11.3% increase in capacity and a 14.1% increase in passenger revenue per ASM. The latter was driven by a 9.6% increase in yield and a 2.9 percentage point increase in consolidated load factor from 71.6% to 74.5%.

In 2Q08, Copa Airlines’ yields came in at 16.6 cents, representing an increase of 9.4% compared to 2Q07. Copa Airlines yields increased mainly as a result of strong demand and revenue management initiatives that resulted in increased fares and higher fuel surcharges. Aero Republica’s yields increased 18.5% to 27.3 cents and continued to benefit mostly from a stronger Colombian currency and increased capacity in higher yielding international flights.

Consolidated operating expenses for 2Q08 increased 35.9% to US$266.7 million, while consolidated operating expenses per ASM (CASM) increased 22.1% to 12.7 cents. Incremental fuel costs as a result of higher fuel prices totaled US$37.0 million. Excluding fuel costs, unit costs increased 6.9% to 7.8 cents, mostly as a result of an increase in Aero Republica’s unit cost mainly driven by timing of major overhaul events related to their MD-80 fleet, Colombian currency appreciation and down-gauging to an Embraer-190 fleet.

Aircraft fuel reached unprecedented prices during the quarter, representing 39% of consolidated operating expenses as compared to 30% in 2Q07. Jet fuel prices, net of hedges, increased 56.2% from an average of US$2.22 in 2Q07 to US$3.47 in 2Q08.  For 2Q08, the Company had fuel hedges in place representing 18% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the company currently has hedged approximately 25% of its consolidated fuel requirements for the second half of 2008. Additionally, the Company currently has hedged 25%, 19% and 10% of its consolidated volume for 1Q09, 2Q09 and 3Q09 respectively.

The Company recorded a US$2.7 million non-operating gain for 2Q08 compared to a US$4.3 million non-operating loss in 2Q07. This gain resulted mainly from the mark-to-market of fuel and currency hedge contracts which for 2Q08 resulted in unrealized gains of US$5.7 million and US$3.0 million respectively, as compared to an expense of US$0.1 million and US$4.0 million in 2Q07, respectively.

The Company maintains a solid liquidity position, which includes US$20 million in committed credit lines for a total of US$347.2 million in 2Q08, representing approximately 30% of the last twelve-months´ revenues. During the same period, total debt amounted to US$896.3 million, which relates for the most part to aircraft and equipment financing.

For 2Q08, Aero Republica recorded an operating loss of US$2.8 million, compared to operating income of US$2.5 million in 2Q07, as a result of higher fuel prices and more scheduled maintenance events related to its MD-80 fleet. The airline continues to focus on its international expansion and fleet transition strategy aimed at replacing its MD-80 fleet with modern and fuel efficient Embraer-190 aircraft by 2009.

Aero Republica’s capacity, in terms of ASMs flown in Embraer-190 aircraft as a percentage of its total capacity, increased from 18.9% in 2Q07 to 51.8% in 2Q08.  Additionally, as part of its international expansion Aero Republica’s international capacity more than doubled year-over-year reaching 18.8% of total capacity during 2Q08 as compared to 9.2% in 2Q07.

Copa Holdings’ strong second quarter results and strong balance sheet underscore its ability to operate profitably and grow in a challenging fuel price environment. Going forward, Copa Airlines will keep on strengthening and expanding its network with the delivery of three additional aircraft, ending the year with a fleet of 43 aircraft. Additionally, Aero Republica will continue its fleet transition with the delivery of two Embraer-190 aircraft, expected to end the year with a fleet of 13 aircraft - 9 Embraer-190’s and 4 MD-80’s. On a consolidated basis, Copa Holdings is expected to end 2008 with a consolidated fleet 56 aircraft.

OUTLOOK FOR 2008

Looking forward, Copa Holdings will continue its focus on profitable growth and the execution of its proven business model of efficiently connecting the Americas through Copa Airlines´ centrally located Hub of the Americas in Panama City.

For the second half of 2008, Copa Holdings expects a healthy demand environment, driven by regional economic growth and the growing preference for its network and services. In light of a continued high fuel price environment and adjustments in our operational plan, we have revised our 2008 full year guidance as follows:

•
Capacity, measured in ASMs, is reduced from 9.1 billion to 8.8 billion ASMs, mainly as a result of capacity optimization and a later than expected launch of new service. The current capacity growth forecast represents year-over-year consolidated growth of approximately 11%, with Copa Airlines’ year-over-year growth expected at 17% while Aero Republica´s capacity will decrease approximately 9%.

•	Average load factor is expected to come in at 76%, up from previous guidance of 75% and compared to 74% in 2007, as demand is projected to remain robust for the remainder of the year.

•	RASM is expected to come in at approximately 14.5 cents, up from the previous guidance of 14.2 cents and compared to 13.0 cents in 2007.

•	CASM Ex-fuel is projected to remain unchanged from previous guidance at 7.5.cents, up from 7.1 cents in 2007.

•
Operating margin is projected to remain unchanged in the range of 15-17%, though as a result of an increase in the estimated price of jet fuel for the year, from an average price per gallon of $2.98 to $3.17 (US Gulf Coast), the Company now expects to come in at the lower end of this range.

Financial Outlook (US GAAP)	2008 - Full Year Prior	2008 - Full Year Revised	2007 Actual
ASMs (billion)	+/-9.1	+/-8.8	7.9
Average Load Factor	+/-75%	+/-76%	74%
RASM (cents)	+/-14.2	+/-14.5	13.0
CASM Ex-fuel (cents)	+/- 7.5	+/- 7.5	7.1
Operating Margin	15-17%	15-17%	19.2

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q08 totaled US$297.9 million, a 26.6% or US$62.6 million increase over operating revenue of US$235.3 million in 2Q07, mainly due to a 30.8% or US$56.8 million increase in Copa Airlines’ operating revenue and a 16.4% or US$8.5 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 2Q08 totaled US$240.8 million, a 30.8% increase over operating revenue of US$184.1 million in 2Q07. This increase was primarily due to a 30.8% or US$53.2 million increase in passenger revenue.

Passenger revenue. For 2Q08 passenger revenue totaled US$225.7 million, a 30.8% increase over passenger revenue of US$172.5 million in 2Q07 as ASMs increased by 17.2% in 2Q08 as compared to 2Q07. Passenger yield increased 9.4% to 16.6 cents, while load factor increased from 76.7% in 2Q07 to 78.3% in 2Q08.
Cargo, mail and other. Cargo, mail and other revenue totaled US$15.1 million in 2Q08, a 30.9% increase over cargo, mail and other of US$11.5 million in 2Q07.

Aero Republica operating revenue

During 2Q08, Aero Republica generated operating revenue of US$60.3 million, representing a 16.4% increase over 2Q07. This increase resulted mainly from a US$6.5 million or 13.4% increase in passenger revenue. During the quarter Aero Republica’s capacity (ASMs) decreased by 10.2% mainly as a result of the down-gauge from an MD-80 fleet to an Embraer-190 fleet, while traffic (RPMs) decreased 4.3%, resulting in a load factor of 56.0% or 3.4 percentage points above 2Q07. Yields increased by 18.5% primarily due to the strengthening of the Colombian currency and increased capacity in higher yielding international routes.

Operating expenses

For 2Q08, consolidated operating expenses rose 35.9% to US$266.7 million, representing operating cost per available seat mile (CASM) of 12.7 cents. Operating cost per available seat mile (CASM), excluding fuel costs, increased 6.9% from 7.3 cents in 2Q07 to 7.8 cents in 2Q08. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q08, aircraft fuel totaled US$104.2 million, a US$44.5 million or 74.6% increase over aircraft fuel of US$59.7 million in 2Q07. This increase was primarily a result of a 11.7% increase in gallons consumed resulting from increased capacity and a 56.1% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$3.47 in 2Q08 as compared to US$2.22 in 2Q07.
Salaries and benefits. For 2Q08, salaries and benefits totaled US$32.6 million, a 13.1% increase over salaries and benefits of US$28.8 million in 2Q07. This increase was mostly a result of an overall increase in operating headcount to support additional capacity and the effect of the Colombian currency appreciation.
Passenger servicing. For 2Q08, passenger servicing totaled US$23.4 million, a 22.9% increase over passenger servicing of US$19.0 million in 2Q07. This increase was primarily a result of an increase in passengers carried by Copa Airlines, more international service offered by Aero Republica and the effect of the Colombian currency appreciation.
Commissions. For 2Q08, commissions totaled US$17.8 million, a 6.0% increase over commissions of US$16.8 million in 2Q07. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates in both Copa Airlines and Aero Republica.
Reservations and sales. Reservations and sales totaled US$14.5 million, a 19.5% increase over reservation and sales of US$12.1 million in 2Q07. This increase was primarily a result of more passengers carried by Copa Airlines.
Maintenance, material and repairs. For 2Q08, maintenance, material and repairs totaled US$16.2 million, a 21.2% increase over maintenance, material and repairs of US$13.4 million in 2Q07. This increase was primarily a result of more major overhaul events scheduled in Aero Republica.
Depreciation. Depreciation totaled US$10.4 million in 2Q08, a 23.4% increase over depreciation of US$8.5 million in 2Q07. This increase was primarily related to the depreciation of new aircraft and spares.
Aircraft Rentals. Aircraft rentals totaled US$12.0 million in 2Q08, a 29.1% increase over aircraft rentals of US$9.3 million in 2Q07. This increase was primarily related to leased aircraft supplemental rents and new leased Embraer-190 aircraft at Aero Republica.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 32.9% from US$16.2 million in 2Q07 to US$21.6 million in 2Q08, primarily as a result of increased capacity and higher crew related expenses.
Other. Other expenses totaled US$14.0 million in 2Q08, an increase of 12.5% over US$12.5 million in 2Q07.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 39.9% to US$206.8 million from US$147.9 million in 2Q07. Operating expenses per available seat mile increased 19.4% to 11.9 cents in 2Q08 from 10.0 cents in 2Q07. Excluding fuel costs, operating expenses per available seat mile increased 2.9% from 7.0 cents in 2Q07 to 7.2 cents in 2Q08.

Aircraft fuel. For 2Q08, aircraft fuel totaled US$81.5 million, an 85.8% increase over aircraft fuel expense of US$43.9 million in the same period in 2007. This increase was primarily a result of a 19.1% increase in gallons consumed resulting from increased capacity and a 56.0% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$3.38 in 2Q08 as compared to US$2.17 in 2Q07.
Salaries and benefits. For 2Q08, salaries and benefits totaled US$25.1 million, an 11.3% increase over salaries and benefits of US$22.6 million in the same period in 2007. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$18.9 million for 2Q08, a 19.8% increase over passenger servicing of US$15.7 million in 2Q07. This increase was primarily the result of an increase in passengers carried.
Commissions. Commissions totaled US$14.2 million for 2Q08, a 22.3% increase over commissions of US$11.6 million in 2Q07. This increase was primarily a result of a 30.8% increase in passenger revenue, partially offset by a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$10.8 million, a 26.3% increase over reservation and sales of US$8.5 million in 2Q07. This increase was primarily a result of more passengers carried and higher GDS rates.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$10.5 million in 2Q08, an 8.2% increase over maintenance, materials and repairs of US$9.7 million in 2Q07. This increase resulted from higher capacity and less major overhaul events during the period.
Depreciation. Depreciation totaled US$9.1 million in 2Q08, a 25.7% increase over depreciation of US$7.2 million in 2Q07, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 35.4% from US$12.9 million in 2Q07 to US$17.4 million in 2Q08, primarily as a result of increased capacity and higher crew related expenses.
Other. Other expenses increased a total of US$1.0 million from US$9.1 million in 2Q07 to US$10.1 million in 2Q08.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 28.1% to US$63.1 million in 2Q08 from US$49.2 million in 2Q07. Operating expenses per available seat mile (CASM) increased 42.6% to 17.5 cents in 2Q08 from 12.3 cents in 2Q07. CASM, excluding fuel costs, increased 34.5% from 8.3 cents in 2Q07 to 11.2 cents in 2Q08, mainly due higher aircraft rentals, additional aircraft and engine maintenance events related to the MD-80 fleet, a stronger Colombian currency and the effect of the down-gauge to an Embraer-190 fleet.

Non-operating income (expense)

Consolidated non-operating expenses totaled a net gain of US$2.7 million in 2Q08, compared to a US$4.3 million expense in 2Q07.

Interest expense. Interest expense totaled US$9.8 million in 2Q08, a 5.6% decrease over interest expense of US$10.4 million in 2Q07, primarily as a result of lower rates on variable rate debt.
Interest capitalized. Interest capitalized totaled US$0.5 million in 2Q08, a 34.2% decrease over 2Q07.
Interest income. Interest income totaled US$2.6 million, a 14.4% decrease over interest income of US$3.0 million in 2Q07, mostly a result of lower rates on invested liquidity.
Other, net. Other net totaled a gain of US$9.5 million in 2Q08, mainly related to US$5.7 million related to the mark-to-market of fuel hedge contracts, in addition to currency translation gains and prior period adjustments.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 136 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

CONTACT:  Copa Holdings S.A.
Investor Relations:
Ph: (507) 304-2677
e-mail: investorrelations@copaair.com
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data
	Unaudited	Unaudited	%	Unaudited	%
	2Q08	2Q07	Change	1Q08	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,168	1,107	5.6%	1,217	-4.0%
Revenue passengers miles (RPMs) (mm)	1,559	1,346	15.8%	1,619	-3.8%
Available seat miles (ASMs) (mm)	2,093	1,880	11.3%	2,077	0.8%
Load factor	74.5%	71.6%	2.9 p.p.	78.0%	-3.5 p.p.
Break-even load factor	64.6%	59.3%	5.3 p.p.	64.6%	0.0 p.p.
Yield (cents)	18.0	16.4	9.6%	17.3	4.1%
RASM (cents)	14.2	12.5	13.7%	14.2	-0.1%
CASM (cents)	12.7	10.4	22.1%	11.8	8.4%
CASM - excl. fuel (cents)	7.8	7.3	6.9%	7.7	0.9%
Fuel gallons consumed (mm)	29.7	26.6	11.7%	29.6	0.2%
Average price of Fuel - Net of Hedges (US$)	3.47	2.22	56.2%	2.82	23.0%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,357	1,134	19.6%	1,393	-2.6%
Available seat miles (ASMs) (mm)	1,732	1,478	17.2%	1,715	1.0%
Load factor	78.3%	76.7%	1.6 p.p.	81.2%	-2.9 p.p.
Break-even load factor	63.5%	58.6%	4.9 p.p.	62.2%	1.3 p.p.
Yield (US$ cents)	16.6	15.2	9.4%	16.0	3.9%
RASM (cents)	13.9	12.5	11.7%	13.8	0.7%
CASM (cents)	11.9	10.0	19.4%	10.8	11.0%
CASM - excl. fuel (cents)	7.2	7.0	2.9%	6.9	4.5%
Fuel gallons consumed (mm)	23.7	19.9	19.1%	23.5	0.8%
Average price of Fuel - Net of Hedges (US$)	3.38	2.17	56.0%	2.76	22.8%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	202	211	-4.3%	226	-10.7%
Available seat miles (ASMs) (mm)	361	401	-10.2%	361	-0.2%
Load factor	56.0%	52.6%	3.4 p.p.	62.6%	-6.6 p.p.
Break-even load factor	61.7%	54.7%	7.0 p.p.	67.8%	-6.1 p.p.
Yield (cents)	27.3	23.1	18.2%	25.2	8.1%
RASM (cents)	16.7	12.9	29.6%	17.1	-2.4%
CASM (cents)	17.5	12.3	42.6%	17.3	1.0%
CASM - excl. fuel (cents)	11.2	8.5	30.9%	12.1	-7.9%
Fuel gallons consumed (mm)	6.0	6.7	-10.4%	6.1	-1.7%
Average price of Fuel - Net of Hedges (US$)	3.80	2.37	60.2%	3.07	23.8%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)
	Unaudited	Unaudited	%	Unaudited	%
	2Q08	2Q07	Change	1Q08	Change
Operating Revenues
Passenger Revenue	280,919	221,221	27.0%	280,224	0.2%
Cargo, mail and other	17,010	14,073	20.9%	15,662	8.6%
Total Operating Revenue	297,929	235,294	26.6%	295,886	0.7%

Operating Expenses
Aircraft fuel	104,239	59,711	74.6%	84,344	23.6%
Salaries and benefits	32,553	28,789	13.1%	34,147	-4.7%
Passenger servicing	23,375	19,020	22.9%	23,235	0.6%
Commissions	17,818	16,809	6.0%	16,961	5.1%
Reservations and sales	14,505	12,143	19.5%	13,256	9.4%
Maintenance, material and repairs	16,180	13,355	21.2%	17,323	-6.6%
Depreciation	10,433	8,457	23.4%	10,000	4.3%
Flight operations	14,015	9,912	41.4%	12,979	8.0%
Aircraft rentals	12,012	9,303	29.1%	10,673	12.5%
Landing fees and other rentals	7,557	6,314	19.7%	8,008	-5.6%
Other	14,047	12,483	12.5%	13,246	6.0%
Total Operating Expense	266,734	196,296	35.9%	244,171	9.2%

Operating Income	31,195	38,997	-20.0%	51,715	-39.7%

Non-operating Income (Expense):
Interest expense	(9,815)	(10,393)	-5.6%	(10,980)	-10.6%
Interest capitalized	484	736	-34.2%	521	-7.1%
Interest income	2,596	3,031	-14.4%	2,768	-6.2%
Other, net	9,479	2,373	299.5%	(420)	-2357.1%
Total Non-Operating Income/(Expense)	2,744	(4,253)	-164.5%	(8,111)	-133.8%

Income before Income Taxes	33,938	34,744	-2.3%	43,604	-22.2%

Provision for Income Taxes	3,507	3,839	-8.6%	4,104	-14.5%

Net Income	30,431	30,905	-1.5%	39,499	-23.0%

Basic EPS	0.70	0.72	-2.4%	0.92	-23.3%
Basic Shares	43,194,566	42,816,678	0.9%	42,985,220	0.5%

Diluted EPS	0.70	0.71	-1.5%	0.91	-23.0%
Diluted Shares	43,464,749	43,501,720	-0.1%	43,432,584	0.1%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)

	June 30,	March 31,	June 30,
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$223,505	$234,593	$223,418
Short-term investments	86,500	70,500	27,500
Total cash, cash equivalents and short-term investments	310,005	305,093	250,918

Accounts receivable, net of allowance for doubtful accounts	97,525	84,194	92,394
Accounts receivable from related parties	2,108	3,462	860
Expendable parts and supplies, net of allowance for obsolescence	18,287	16,526	11,501
Prepaid expenses	23,173	25,317	18,677
Other current assets	23,395	15,593	8,759
Total Current Assets	474,493	450,185	383,109

Long-term investments	17,730	17,538	21,038

Property and Equipment:
Owned property and equipment:
Flight equipment	1,300,486	1,195,518	980,287
Other equipment	53,263	53,352	47,445
	1,353,749	1,248,870	1,027,732
Less: Accumulated depreciation	(155,915)	(147,667)	(119,660)
	1,197,834	1,101,203	908,072
Purchase deposits for flight equipment	64,567	74,046	93,206
Total Property and Equipment	1,262,401	1,175,249	1,001,278

Other Assets:
Net pension asset	1,236	1,171	815
Goodwill	25,355	26,767	24,869
Intangible asset	37,177	39,247	36,464
Other assets	31,020	30,604	24,290
Total Other Assets	94,788	97,789	86,438
Total Assets	$1,849,412	$1,740,761	$1,491,863

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$100,454	$96,243	$118,197
Accounts payable	48,213	51,193	50,935
Accounts payable to related parties	9,511	9,439	10,709
Air traffic liability	195,579	150,383	153,951
Taxes and interest payable	38,208	34,397	37,228
Accrued expenses payable	44,599	57,342	38,826
Other current liabilities	4,190	4,631	11,205
Total Current Liabilities	440,754	403,628	421,051

Non-Current Liabilities:
Long-term debt	795,820	739,886	605,977
Post employment benefits liability	1,897	1,866	1,927
Other long-term liabilities	10,965	10,273	8,766
Deferred tax liabilities	8,375	8,119	5,440
Total Non-Current Liabilities	817,057	760,144	622,110

Total Liabilities	1,257,811	1,163,772	1,043,161

Shareholders' Equity:
Class A - 30,416,440 shares issued and outstanding	20,761	20,761	20,586
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	11,160	10,037	5,593
Retained earnings	545,322	531,098	409,302
Accumulated other comprehensive (loss)	5,636	6,371	4,499
Total Shareholders' Equity	591,601	576,989	448,702
Total Liabilities and Shareholders' Equity	$1,849,412	$1,740,761	$1,491,863

Copa Holdings, S.A.
NON-GAAP FINANCIAL MEASURE RECONCILIATION

EBITDAR (Figures in US$ thousands)	2Q08	2Q07	1Q08
Net Income	$30,431	$30,905	$39,499

Interest Expense	(9,815)	(10,393)	(10,980)
Capitalized Interest	484	736	521
Interest Income	2,596	3,031	2,768
Income Taxes	(3,507)	(3,839)	(4,104)
EBIT	40,674	41,370	51,295

Depreciation and Amortization	10,433	8,457	10,000
EBITDA	51,107	49,827	61,295

Aircraft Rent	12,012	9,303	10,673
Other Rentals	3,610	2,575	3,883
EBITDAR	$66,729	$61,706	$75,851